

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, TX 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

Response Letter Dated October 6, 2021

Form 10-K for the Fiscal Year Ended December 31, 2020

1.   Your response to prior comment 2 states that capital expenditures for climate-related projects, in fiscal year 2020 (and in prior fiscal years), did not constitute a significant portion of your overall exploration and development and other property, plant and equipment expenditures. Provide us with additional detail to support this statement by describing capital expenditures for climate-related projects and providing quantitative information.

2.   Your response to prior comment 3 regarding the indirect consequences of climate-related regulation or business trends refers to disclosure in your Form 10-K such as language

regarding the price and availability of, and demand for, competing energy sources, including alternative energy sources, as a factor that could cause fluctuations in the prices for crude oil and natural gas. Tell us how you considered providing more specific language describing the kinds of impacts that climate-related regulation and business trends could have. Your response should address each of the items noted in our prior comment and support your statement that the consequences of climate-related regulation and business trends did not have (and were deemed not reasonably likely to have) a material impact on your business, financial condition, or results of operations.

3.   We note from your response to prior comment 4 that you did not incur any material weather-related damages to your property or operations in 2020 (and in prior fiscal years). Provide us with an analysis supporting this statement, including information quantifying weather-related damages incurred for the periods covered in your response and through the third quarter of fiscal year 2021.

4.   Your response to prior comment 5 states that in fiscal year 2020 (and in prior fiscal years), weather events did not have a material impact on the cost or availability of your insurance. Provide us with additional detail to support this statement including quantitative information covering the period through the current fiscal year.

5.   We note your response to prior comment 6 identifies transition risks disclosed in your Form 10-K which appear to focus on changes in regulations and fluctuations in commodity prices. Tell us how you considered disclosing other immediate and long-term transition risks related to climate change that may affect you such as changes in customer behavior, advances in technology, shifts in preferences, and perceptions of the oil and gas industry.

6.   Your response to prior comment 7 states that you did not incur any material increase in compliance costs related to climate change in 2020 and prior fiscal years. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

 You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation